Exhibit 12.3
Ameren Illinois Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

Three Months Ended March 31,
2014
Earnings available for fixed charges, as defined:
Net income	$53,719
Tax expense based on income	35,385
Fixed charges (a)	30,776
Earnings available for fixed charges, as defined	$119,880
Fixed charges, as defined:
Interest expense on short-term and long-term debt (a)	$26,535
Estimated interest cost within rental expense	1,050
Amortization of net debt premium, discount, and expenses	3,191
Total fixed charges, as defined	$30,776
Ratio of earnings to fixed charges	3.90
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$756
Adjustment to pretax basis	498
$1,254

Combined fixed charges and preferred stock dividend requirements	$32,030
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.74

(a)	Includes net interest related to uncertain tax positions.